     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 31, 1995

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER

                          THE SECURITIES ACT OF 1933
                              ------------------
                           MELLON BANK CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             PENNSYLVANIA                                 25-1233834
   (State or other jurisdiction of                     (I.R.S. Employer
    incorporation or organization)                   Identification No.)

                            ONE MELLON BANK CENTER
                               500 GRANT STREET
                     PITTSBURGH, PENNSYLVANIA 15258-0001
                                 412-234-5000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              ------------------
                            JAMES M. GOCKLEY, ESQ.
                   ASSISTANT GENERAL COUNSEL AND SECRETARY
                           MELLON BANK CORPORATION
                            ONE MELLON BANK CENTER
                               500 GRANT STREET
                        PITTSBURGH, PENNSYLVANIA 15258
                                 412-234-5222
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPY TO:
                            GREGG F. VIGNOS, ESQ.
                          PILLSBURY MADISON & SUTRO
                            235 MONTGOMERY STREET
                           SAN FRANCISCO, CA 94104
                              ------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                              ------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
                              ------------------
                       CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                                PROPOSED            PROPOSED
                                                                 MAXIMUM             MAXIMUM          AMOUNT OF
        TITLE OF EACH CLASS OF             AMOUNT TO BE       OFFERING PRICE        AGGREGATE       REGISTRATION
     SECURITIES TO BE REGISTERED            REGISTERED         PER UNIT(1)      OFFERING PRICE(1)        FEE
- -----------------------------------------------------------------------------------------------------------------
Common Stock
  ($0.50 par value)(2)................       500,000             42.375            21,187,500        7,306.00
=================================================================================================================

(1) Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee applicable to the Common Stock is calculated upon the basis of the average high and low sales prices of the Common Stock as reported on the New York Stock Exchange Composite Tape on May 26, 1995.

(2) Includes preferred stock purchase rights. Prior to the occurrence of certain events, these rights will not be exercisable or evidenced separately from the Common Stock.

                              ------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                            MELLON BANK CORPORATION
                         500,000 SHARES OF COMMON STOCK
                           (PAR VALUE $.50 PER SHARE)

     The Common Stock of Mellon Bank Corporation (the "Corporation"), par value $0.50 per share (the "Common Stock"), offered hereby are held by Selling Securityholders (as defined herein) who may from time to time offer for sale shares of Common Stock. See "Selling Securityholder." The Corporation will not receive any proceeds from the sale by Selling Securityholders, or their pledges or assignees, of the Common Stock.

     The Common Stock is listed on the New York Stock Exchange (the "NYSE"). Sales of the Common Stock may be made by Selling Securityholders from time to time on the NYSE at prevailing prices. The last reported sale price of the Common Stock on the NYSE Composite Tape on May 26, 1995, was $42 1/2 per share. See "Price Range of Common Stock and Dividends."

     If necessary, certain other information relating to a Selling Securityholder, the terms of each sale of Common Stock offered hereby, including the initial public offering price, the names of any underwriters or agents, the compensation, if any, of such underwriters or agents and the other terms in connection with the sale of the Common Stock in respect of which this Prospectus is delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

                               ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                 The date of this Prospectus is June   , 1995.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                       STATEMENT OF AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The shares of the Corporation's Common Stock, including the associated rights under the Shareholder Protection Rights Plan (the "Rights Plan"), are listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Corporation can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Corporation has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock to which this Prospectus relates. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Corporation and the Common Stock, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by the Corporation are incorporated in this Prospectus by reference and made a part hereof:

     (1) The Corporation's Annual Report on Form 10-K for the year ended December 31, 1994, filed pursuant to Section 13 of the Exchange Act.

     (2) The Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, filed pursuant to Section 13 of the Exchange Act.

     (3) The Corporation's Current Reports on Form 8-K dated January 13, 1995 and April 18, 1995, each filed pursuant to Section 13 of the Exchange Act.

     (4) The description of the Common Stock set forth in the Corporation's Registration Statement on Form 8-A, dated June 10, 1981, including all reports updating such description.

     (5) The description of the rights under the Rights Plan set forth in the Corporation's Registration Statement on Form 8-A, dated August 15, 1989, including all reports updating such description.

     Each document or report subsequently filed by the Corporation with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Corporation will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Written requests should be directed to:
Secretary, Mellon Bank Corporation, Room 1820, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258. Telephone requests may be directed to the Corporation at (412) 234-5222.

                             ----------------------

                            MELLON BANK CORPORATION

     The Corporation is a multibank holding company incorporated under the laws of Pennsylvania and registered under the Federal Bank Holding Company Act of 1956, as amended. At December 31, 1994, the Corporation was the twenty-fourth largest bank holding company in the United States in terms of assets. Its principal, wholly owned subsidiaries are Mellon Bank, N.A. ("Mellon Bank"), The Boston Company, Inc., Mellon Bank (DE) National Association, Mellon Bank (MD), Glendale National Bank of New Jersey and the companies known as the Mellon Financial Services Corporations. The Corporation also owns a federal savings bank located in New Jersey, Mellon Bank, F.S.B. The Dreyfus Corporation, one of the nation's largest mutual fund companies, is a wholly owned subsidiary of Mellon Bank.

     The Corporation's banking subsidiaries engage in retail banking, commercial banking, trust and investment management services, residential real estate loan financing, mortgage servicing, mutual fund and various securities-related activities. Through various non-bank subsidiaries, the Corporation provides a broad range of bank-related services including commercial financial services, equipment leasing, residential real estate loan financing, commercial loan financing, stock transfer services, cash management, mortgage servicing and numerous trust and investment management services.

     The Corporation's principal executive office is located at One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258 (telephone (412) 234-5000).

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol MEL. The following table sets forth for the periods indicated the high and the low sales prices of the Common Stock, as reported on the NYSE Composite Tape, and the cash dividends declared per share for the periods indicated.

                                                                      SALES PRICE
                                                                       PER SHARE
                                                                     --------------    DIVIDENDS
                                                                     HIGH      LOW     PER SHARE
                                                                     -----    -----    ---------
1993
      First Quarter...............................................   $41 3/8    $34 3/8    $.2533
      Second Quarter..............................................    45         34 1/8     .2533
      Third Quarter...............................................    40 1/8     35 1/2     .2533
      Fourth Quarter..............................................    39 3/8     34 1/2     .2533
1994
      First Quarter...............................................   $39 1/2    $35        $.3733
      Second Quarter..............................................    40 3/8     36 1/8     .3733
      Third Quarter...............................................    39 3/4     37         .3733
      Fourth Quarter..............................................    38 3/8     30           .45
1995
      First Quarter...............................................   $41 3/4    $30 5/8    $  .45
      Second Quarter (through May 15, 1995).......................    43 3/8     37 3/4       .50

     Sales prices and dividends per share have been adjusted to reflect the three-for-two stock split on November 15, 1994.

     See the cover page of this Prospectus or of the Prospectus Supplement, if any, accompanying this Prospectus for the last sales price of the Common Stock reported on the NYSE Composite Tape as of a recent date.

     Dividends on the Common Stock will be determined in light of the Corporation's results of operations, financial condition, regulatory constraints and other factors deemed relevant by the Corporation's Board of Directors. See "Certain Regulatory Considerations." Payments of dividends on the Common Stock are subject to preferential rights of the Corporation's outstanding preferred stock. See "Description of Common Stock--Dividends" and "Description of Outstanding Preferred Stock."

                                USE OF PROCEEDS

     The sale of the Common Stock offered hereby is for the account of Selling Securityholders. Accordingly, the Corporation will not receive any of the proceeds from the sale by Selling Securityholders, or their pledges or assignees of the Common Stock offered hereby.

                       CERTAIN REGULATORY CONSIDERATIONS

     The Corporation is a legal entity separate and distinct from its bank subsidiaries, although the principal source of the Corporation's cash revenues are payments of interest and dividends from such subsidiaries. There are various legal and regulatory limitations on the extent to which the Corporation's bank subsidiaries can finance or otherwise supply funds to the Corporation and certain of its other affiliates.

     The prior approval of the Comptroller of the Currency (the "Comptroller") is required if the total of all dividends declared by any such national bank subsidiary in any calendar year exceeds its net profits (as defined by the Comptroller) for that year combined with its retained net profits for the preceding two calendar years. Additionally, national bank subsidiaries may not declare dividends in excess of net profits on hand (as defined), after deducting the amount by which the principal amount of all loans on which interest is past due for a period of six months or more exceeds the reserve for credit losses. Under the first and currently more restrictive of the foregoing dividend limitations, the Corporation's national bank subsidiaries can, without prior regulatory approval, declare dividends for the remainder of 1995 subsequent to March 31, 1995 of up to approximately $456 million of their retained earnings of approximately $2.069 billion at March 31, 1995, less any dividends declared and plus or minus net profits or losses, as defined, between April 1, 1995, and the date of any such dividend declaration. The payment of dividends is also limited by minimum capital requirements imposed on all national bank subsidiaries by the Comptroller. The Corporation's national bank subsidiaries exceed these minimum requirements. The national bank subsidiaries declared dividends to the Corporation of $100 million in the first quarter of 1995, $366 million in 1994, $185 million in 1993 and $154 million in 1992. Dividends paid to the Corporation by non-bank subsidiaries totaled $4.5 million in the first quarter of 1995, $122 million in 1994, $116 million in 1993 (including $62 million attributable to The Boston Company) and $26 million in 1992. In addition, The Boston Company returned $100 million and $300 million of capital to the parent Corporation in 1994 and 1993, respectively.

     The Federal Reserve Board and the Comptroller also have issued guidelines that require bank holding companies and national banks to continuously evaluate the level of cash dividends in relation to the organization's operating income, capital needs, asset quality and overall financial condition. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit national banks from engaging in any activity which, in the Comptroller's opinion, constitutes an unsafe or unsound practice in conducting their businesses. The payment of a dividend by a bank could, depending upon the financial condition of such bank and other factors, be construed by the Comptroller to be such an unsafe or unsound practice. The Comptroller has stated that a dividend by a national bank should bear a direct correlation to the level of the bank's current and expected earnings stream, the bank's need to maintain an adequate capital base and the marketplace's perception of the bank and should not be governed by the financing needs of the bank's parent corporation. As a result, notwithstanding the level of dividends which could be declared without regulatory approval by the Corporation's national bank subsidiaries as set forth in the preceding paragraph, the level of dividends from such bank subsidiaries to the Corporation in 1995 generally is not expected to exceed the earnings for those subsidiaries. If the ability of such subsidiaries to pay dividends to the Corporation were to become restricted, the Corporation would need to rely on alternative means of raising funds to satisfy its dividend requirements, which might include, but would not be restricted to, non-bank subsidiary dividends, asset sales or other capital market transactions. At current dividend rates, annual dividend requirements for the Corporation's currently outstanding common and preferred stock, together with the Common Stock offered hereby, are expected to be approximately $335 million.

     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 contains a "cross-guarantee" provision which could result in any insured depository institution owned by the Corporation (i.e., any bank subsidiary) being assessed for losses incurred by the Federal Deposit Insurance Corporation in connection with assistance provided to, or the failure of, any other depository institution owned by the Corporation. Under Federal Reserve Board policy, the Corporation may be expected to act as a source of financial strength to each of its bank subsidiaries and to commit resources to support each such bank in circumstances where such bank might not be in a financial position to do so.

FDICIA

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized."

     Rules adopted by the federal banking agencies under FDICIA provide that an institution is deemed to be: "well capitalized" if the institution has a total (Tier I plus Tier II) risk-based capital ratio of 10.0% or greater, a Tier I risk-based ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific level for any capital measure; "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier I risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater (or a leverage ratio of 3.0% or greater if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines), and the institution does not meet the definition of a well-capitalized institution; "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a leverage ratio that is less than 4.0% (or a leverage ratio that is less than 3.0% if the institution is rated composite 1 in its most recent report of examination, subject to appropriate federal banking agency guidelines) and the institution does not meet the definition of a significantly undercapitalized or critically undercapitalized institution; "significantly undercapitalized" if the institution has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0%, or a leverage ratio that is less than 3.0% and the institution does not meet the definition of a critically undercapitalized institution; and "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2.0%. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the capital category in which an institution is classified.

     At March 31, 1995, the Corporation and all of its banking subsidiaries qualified as well capitalized based on the ratios and guidelines noted above. A bank's capital category, however, is determined solely for the purpose of applying the prompt corrective action rules and may not constitute an accurate representation of the bank's overall financial condition or prospects.

     The appropriate federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

     The statute provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

     FDICIA also contains a variety of other provisions that may affect the operation of the Corporation, including new reporting requirements, regulatory standards for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days' prior notice to customers and regulatory authorities before closing any branch.

CAPITAL

     The risk-based capital guidelines for bank holding companies and banks adopted by the federal banking agencies were fully phased in at the end of 1992. The minimum ratio of qualifying total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) under the fully phased in guidelines is 8.0%. At least half of the total capital is to be comprised of common stock, retained earnings, noncumulative perpetual preferred stocks, minority interests and, for bank holding companies, a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and certain other intangibles ("Tier I capital"). The remainder ("Tier II capital") may consist of other preferred stock, certain other instruments, and limited amounts of subordinated debt and the reserve for credit losses.

     In addition, the Federal Reserve Board has established minimum leverage ratio (Tier I capital to total average assets less goodwill and certain other intangibles) guidelines for bank holding companies and banks. These guidelines provide for a minimum leverage ratio of 3.0% for bank holding companies and banks that meet certain specified criteria, including that they have the highest regulatory rating. All other banking organizations will be required to maintain a leverage ratio of 3.0% plus an additional cushion of at least 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier I leverage ratio" in evaluating proposals for expansion of new activities. The tangible Tier I leverage ratio is the ratio of Tier I capital, less intangibles not deducted from Tier I capital, to total assets, less all intangibles. Neither the Corporation nor any of its banking subsidiaries has been advised of any specific minimum leverage ratio applicable to it.

     Federal banking agencies have proposed regulations that would modify existing rules related to risk-based and leverage capital ratios to incorporate interest rate risk. The Corporation does not believe that the aggregate impact of these modifications would have a significant impact on its capital position.

FDIC INSURANCE ASSESSMENTS

     The deposits of each of the banking subsidiaries are insured up to applicable limits by the FDIC and are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") of the FDIC. The FDIC has adopted a risk-based assessment system to replace the previous flat-rate system. The risk-based system imposes insurance premiums based upon a matrix that takes into account a bank's capital level and supervisory rating. Under this risk-based system, the assessment rate imposed on banks ranges from 23 cents for each $100 of domestic deposits for the healthiest institutions to 31 cents for each $100 of domestic deposits for the weakest institutions. On January 31, 1995, the FDIC staff proposed a reduction in the assessment rates applicable to the BIF (but not in rates applicable to the Savings Association Insurance Fund). For well capitalized institutions, the premium would be reduced by 83% from the current 23 cents for every $100 of deposits to 4 cents per $100 of deposits. It is uncertain whether such proposal will be adopted and, if adopted, when it would become effective.

INTERSTATE BANKING AND BRANCHING LEGISLATION

     Pennsylvania legislation authorizes bank holding companies in any state to acquire Pennsylvania banks or bank holding companies provided that Pennsylvania bank holding companies enjoy reciprocal privileges in those jurisdictions. Most states outside the Southeast currently have such reciprocal laws. As a result, the Corporation can acquire banks in any state that has a reciprocal law. On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") was enacted into Federal law. Under the Interstate Act, commencing on September 29, 1995, bank holding companies will be permitted to acquire banks located in any state regardless of the state law in effect at the time. The Interstate Act also provides for the nationwide interstate branching of banks. Under the Interstate Act, both national and state-chartered banks will be permitted to merge across state lines (and thereby create interstate branches) commencing June 1, 1997. States are permitted to "opt-out" of the interstate branching authority by taking action prior to the commencement date. States may also "opt-in" early (i.e., prior to June 1, 1997) to the interstate branching provisions.

                          DESCRIPTION OF COMMON STOCK

     The securities offered hereby are shares of the Corporation's Common Stock. The following description of the Common Stock is summarized from relevant portions of the Restated Articles of Incorporation, as amended, the Rights Plan and the By-Laws, as amended, of the Corporation. A more complete description of the Common Stock may be obtained by reference to such documents and to the documents incorporated by reference in this Prospectus. The following statements are qualified in their entirety by such reference.

VOTING RIGHTS

     The holders of Common Stock are entitled to one vote for each share held by them on all matters voted upon by shareholders and are not entitled to cumulative voting rights or preemptive rights for the purchase of additional shares of any class of the Corporation's stock. Generally, if accrued dividends on any of the Corporation's Series I, Series J or Series K preferred stock or any other series of preferred stock having similar rights are unpaid and not set aside for payment for six or more quarterly dividend periods, the holders of such preferred stock whose dividends are unpaid, voting as a single class, may elect two additional directors to serve on the Corporation's Board of Directors until such dividends are no longer in arrears. The Board of Directors is currently comprised of 19 members serving staggered terms, approximately one-third of whom are elected at each year's annual meeting to serve a three-year term.

     So long as the shares of any series of the Corporation's preferred stock remain outstanding, under certain circumstances, the Corporation may not, without the consent of the holders of at least two-thirds of such series then outstanding voting separately as a single class, consolidate with, merge into, or sell all or substantially all of the assets of the Corporation to any other corporation.

DIVIDENDS

     Holders of Common Stock are entitled to receive such dividends as may be declared by the Corporation's Board of Directors out of funds legally available therefor, provided that, so long as any shares of preferred stock are outstanding, no dividends (other than dividends payable in Common Stock) or other distributions (including redemptions and purchases) may be made with respect to the Common Stock unless full cumulative dividends on the then outstanding shares of cumulative preferred stock have been paid. See "Description of Outstanding Preferred Stock." Dividends on Common Stock will be determined in light of the Corporation's results of operations, financial condition, regulatory constraints and other factors deemed relevant by the Corporation's Board of Directors. See "Certain Regulatory Considerations."

RIGHTS UPON LIQUIDATION

     In the event of liquidation, dissolution or winding up of the affairs of the Corporation, holders of Common Stock would be entitled to share ratably in all assets remaining after payments to all creditors and payments required to be made in respect of all classes of preferred stock. See "Description of Outstanding Preferred Stock."

     Neither the consolidation or merger of the Corporation into or with another corporation or corporations, nor the sale, lease or exchange of all or substantially all of the Corporation's assets or the distribution to the shareholders of the Corporation of all or substantially all of the consideration for such sale, unless such consideration (apart from assumption of liabilities) or the net proceeds thereof consists substantially or entirely of cash, shall be deemed a liquidation, dissolution or winding up of the Corporation.

SHAREHOLDER PROTECTION RIGHTS PLAN

     In August 1989, the Corporation adopted the Rights Plan under which each shareholder receives one right for each share of Common Stock held, including shares of Common Stock offered hereby. The rights are currently represented by the certificates for, and trade only with, the Common Stock. The rights would separate from the Common Stock and become exercisable only if a person or group acquires 20% or more of the voting power of the Common Stock or if a person or group commences a tender offer that would result in ownership of 20% or more of such voting power. At that time, each right would entitle the holder to purchase for $200 (the "exercise price") one one-hundredth of a share of participating preferred stock. Should a person or group actually acquire 20% or more of the voting power of the Common Stock, each right held by the acquiring person or group (or their transferees) would become void and each right held by the Corporation's other shareholders would entitle those holders to purchase for the exercise price a number of shares of the Common Stock having a market value of twice the exercise price. Should the Corporation be involved in a merger or similar transaction with a 20% owner or sell more than 50% of its assets or earning power to any person or group, each outstanding right would then entitle its holder to purchase for the exercise price a number of shares of such other company having a market value of twice the exercise price. In addition, if any person or group acquires between 20% and 50% of the voting power of the Common Stock, the Corporation may, at its option, exchange one share of Common Stock for each outstanding right.

     The rights are not exercisable until the above events occur and will expire on August 15, 1999 unless earlier exchanged or redeemed by the Corporation. The Corporation may redeem the rights for $.01 per right under certain circumstances. The rights were issued pursuant to the Rights Plan between the Corporation and Mellon Bank, a copy of which was filed with the Commission as
Exhibit 1 to the Corporation's Registration Statement on Form 8-A, dated August 15, 1989, which is incorporated herein by reference. The foregoing summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the Rights Plan.

MISCELLANEOUS

     The outstanding shares of Common Stock are fully paid and are not subject to further call or assessment. The Common Stock does not have any sinking fund, conversion or redemption provision applicable thereto. There is no restriction on the repurchase or redemption of shares of Common Stock by the Corporation with funds legally available therefor.

     The Pennsylvania Business Corporation Law requires any person who acquires the direct or indirect power to control the vote of at least 20% of the outstanding voting interests in a Pennsylvania corporation (a "Control Person"), such as the Corporation, to pay any other shareholder who exercises his rights under the Pennsylvania Business Corporation Law an amount equal to the fair value of the voting shares held by such other shareholder as of the date of the transaction pursuant to which the Control Person gained such control.

     The Common Stock is currently listed and is traded on the NYSE, and the Corporation will seek to list with the NYSE the shares of Common Stock offered hereby.

     The Transfer Agent and Registrar for the Common Stock is Mellon Bank, N.A.

SHARES OUTSTANDING

     The authorized capital stock of the Corporation includes 200 million shares of Common Stock. As of April 30, 1995, there were issued and outstanding approximately 146,582,800 shares of Common Stock. As of that date, the Corporation had reserved for issuance approximately an additional: (i) 12,851,250 shares of Common Stock under various stock option and other employee benefit incentive plans, (ii) 131,580 shares of Common Stock for conversion of certain notes and debentures, (iii) 4,500,000 shares of Common Stock upon exercise of warrants issued in connection with the Corporation's 1993 acquisition of The Boston Company, (iv) 43,600 shares of Common Stock in connection with the 1994 acquisition of Belden and Associates Investment Counsel and (v) anticipated a reserve for 500,000 shares of Common Stock to be issued in connection with the May 1995 acquisition of the assets of Certus Financial Corporation.

     The Corporation's Board of Directors may issue authorized shares of the Common Stock without shareholder approval to such persons and for such consideration as the Corporation's Board of Directors may determine in connection with acquisitions by the Corporation or for other corporate purposes, unless shareholder approval is required by the rules of any stock exchange on which the Corporation's securities may then be listed.

                   DESCRIPTION OF OUTSTANDING PREFERRED STOCK

     The following description of the Corporation's outstanding preferred stock does not purport to be complete and is summarized from relevant portions of the Restated Articles of Incorporation, as amended, and By-Laws, as amended, of the Corporation. A more complete description of the outstanding preferred stock may be obtained by reference to such documents and to the other documents incorporated by reference in this Prospectus. The following statements are qualified in their entirety by such reference.

     In addition to 200 million shares of Common Stock, the authorized capital stock of the Corporation includes 50 million shares of preferred stock, par value $1.00 per share, issuable in one or more series and with such terms and at such times and for such consideration as the Board of Directors of the Corporation determines. The Corporation may amend from time to time its Restated Articles of Incorporation, as amended, to increase the number of authorized shares of preferred stock. Any such amendment would require the affirmative vote of a majority of the votes cast by all holders of the outstanding shares of Common Stock. As of April 30, 1995, there were issued and outstanding 6,000,000 shares of preferred stock designated as 9.60% Series I Preferred Stock, 4,000,000 shares of preferred stock designated as 8.50% Series J Preferred Stock and 8,000,000 shares of preferred stock designated as 8.20% Series K Preferred Stock. The Series I, J and K preferred stocks are listed on the New York Stock Exchange, and the Transfer Agent and the Registrar therefor is Mellon Bank, N.A.

PREFERENCE

     Generally, the shares of preferred stock outstanding have preference over and are senior to the rights of the Common Stock with respect to the payment of dividends and the distribution of assets in the event of liquidation or dissolution of the Corporation. Dividends on the outstanding Series I, Series J and Series K preferred stock are cumulative. In the event of liquidation or dissolution, the holders of Series I, Series J, and Series K preferred stock are each entitled to receive a distribution of $25 per share, plus, in each case, an amount equal to accrued and unpaid dividends.

DIVIDENDS AND REDEMPTIONS

     The Series I preferred stock bears annual, cumulative dividends of $2.40 per share. Shares of Series I preferred stock are redeemable at the option of the Corporation, as a whole or in part, at any time on or after August 15, 1996, at a redemption price of $25 per share, plus accrued and unpaid dividends, whether or not declared. The Series J preferred stock bears annual, cumulative dividends of $2.125 per share. Shares of Series J preferred stock are redeemable at the option of the Corporation, as a whole or in part, at any time on or after February 15, 1997, at a redemption price of $25 per share, plus accrued and unpaid dividends, whether or not declared. The Series K preferred stock bears annual, cumulative dividends of $2.05 per share. Shares of Series K preferred stock are redeemable at the option of the Corporation, as a whole or in part, at any time on or after February 15, 1998, at a redemption price of $25 per share, plus accrued and unpaid dividends, whether or not declared.

VOTING RIGHTS

     Other than those voting rights provided by Pennsylvania law to the holders of preferred stock, generally, holders of the Series I, Series J and Series K preferred stock have limited voting rights to elect two additional members to the Corporation's Board of Directors which are activated only in the event dividends on such series of preferred stock are not paid for six consecutive quarters.

                             SELLING SECURITYHOLDER

     The Common Stock offered by this Prospectus was initially issued to Certus Financial Corporation ("Certus") or its shareholders (individually, "a Selling Securityholder" or collectively, "Selling Securityholders") pursuant to the Asset Purchase Agreement dated as of March 31, 1995 (the "Purchase Agreement"), by and between the Corporation and Certus. Pursuant to the Purchase Agreement, on June 1, 1995 (the "Certus Closing Date") the Corporation acquired substantially all the assets and certain selected liabilities of Certus in exchange for shares of the Corporation's Common Stock. In addition to the shares of Common Stock issued to Certus at or about the time of the Certus Closing Date, the Purchase Agreement contemplates that additional shares of Common Stock may be issued to Selling Securityholders during the five-year period following the Certus Closing Date. It is contemplated that the shareholders of Certus will take action following the Certus Closing Date to wind up and liquidate the affairs of Certus such that the shares of Common Stock issued on the Certus Closing Date as well as the additional shares of Common Stock issued during the five-year period described in the preceding sentence are likely to be held and offered for sale by such former Certus shareholders, or their pledges or assignees.

     None of the Selling Securityholders has held any position, office or other material relationship with the Corporation or any of its predecessors or affiliates within the past three years, except that the two shareholders of Certus, David M. Perry and Robert A. McCormish, became, at the time of the Certus Closing Date, directors and executive officers of Certus Assets Advisors Corporation, a newly formed subsidiary of the Corporation. Because the Selling Securityholders, or their pledges or assignees, may offer pursuant to this Prospectus all or some part of the Common Stock they have acquired or may acquire pursuant to the Purchase Agreement, no estimate can be given as of the date hereof as to the amount of Common Stock to be offered for sale by the Selling Securityholders, or their pledges or assignees, pursuant to this Prospectus or as to the amount of Common Stock that will be held by each Selling Securityholder upon termination of such offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     The shares of Common Stock offered hereby may be sold from time to time on the New York Stock Exchange. Alternatively, any or all of the Common Stock offered hereby may be sold from time to time to purchasers directly by Selling Securityholders, or their pledges or assignees. Sales of Common Stock by a Selling Securityholder may also be made pursuant to Rule 144 of the Securities Act, where applicable.

     The Common Stock offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by Selling Securityholders, or their pledges or assignees, or by agreement between a Selling Securityholder and its underwriters, dealers, brokers or agents. A Selling Securityholder cannot estimate as of the date hereof either the price at which it may sell the shares of Common Stock offered hereby or the net proceeds which it may receive from any such sales.

     Any underwriters, dealers, brokers or agents participating in the distribution of Common Stock offered hereby may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a Selling Securityholder and/or purchasers of Common Stock for whom they may act. In addition, a Selling Securityholder and any such underwriters, dealers, brokers or agents that participate in the distribution of Common Stock may be deemed to be underwriters under the Securities Act, and any profits on the sale of Common Stock by them and any discounts, commissions or concessions received by any of such persons may be deemed to be underwriting discounts and commissions under the Securities Act. Those who act as underwriter, broker, dealer or agent in connection with the sale of the Common Stock will be selected by a Selling Securityholder and may have other business relationships with the Corporation and its subsidiaries or affiliates in the ordinary course of business.

     At any time a particular offer of Common Stock is made by a Selling Securityholder, if required, a Prospectus Supplement will be distributed which will set forth certain information relating to the Selling Securityholder, the aggregate amounts of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Common Stock.

     Pursuant to the Purchase Agreement, the Corporation has agreed to pay all expenses incident to the registration and qualification of the shares of Common Stock offered hereby. The Corporation and the Selling Securityholders have entered into a separate Indemnification Agreement pursuant to which the Corporation and the Selling Securityholders have agreed to indemnify each other for liabilities under the Securities Act relating to the Registration Statement of which this Prospectus constitutes a part.

                          VALIDITY OF THE COMMON STOCK

     The validity of the Common Stock offered hereby has been passed upon by James M. Gockley, Assistant General Counsel and Secretary of the Corporation, One Mellon Bank Center, Pittsburgh, PA 15258. As of April 30, 1995, Mr. Gockley owned approximately 1,680 shares of Mellon Common Stock and options covering an additional 10,050 shares of Mellon Common Stock.

                                    EXPERTS

     The consolidated financial statements of the Corporation and its subsidiaries included in the Corporation's 1994 Annual Report to Shareholders, which is incorporated by reference into the Corporation's Annual Report on Form 10-K for the year ended December 31, 1994, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

===============================================================================
     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                              ------------------

                              TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS
Statement of Available Information...     2
Incorporation of Certain Documents by
  Reference..........................     2
Mellon Bank Corporation..............     3
Price Range of Common Stock and
  Dividends..........................     4
Use of Proceeds......................     4
Certain Regulatory Considerations....     5
Description of Common Stock..........     8
Description of Outstanding Preferred
  Stock..............................    10
Selling Securityholder...............    11
Plan of Distribution.................    11
Validity of the Common Stock.........    12
Experts..............................    12

===============================================================================


===============================================================================
                                 MELLON BANK
                                 CORPORATION

                        500,000 SHARES OF COMMON STOCK
                          (PAR VALUE $.50 PER SHARE)

                  ------------------------------------------

                                  PROSPECTUS

                  ------------------------------------------

                                JUNE   , 1995

===============================================================================

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an estimate of the expenses which will be incurred in connection with the issuance and distribution of the securities being registered.

     To be borne by the Corporation:

        Registration Fee...................................................  $ 7,306
        Transfer Agent and Registrar Fees..................................      250*
        Printing...........................................................    5,000*
        Legal Fees and Expenses............................................   10,000*
        Listing Fees.......................................................    1,900*
        Miscellaneous......................................................    2,000*
                                                                             -------
                  Total....................................................  $26,456
                                                                             =======

- ---------------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Restated Articles of Incorporation, as amended, of the Corporation (the "Articles") provide that, except as prohibited by law, every director and officer of the Corporation shall be entitled as of right to be indemnified by the Corporation against expenses and any liability paid or incurred by such person in connection with any actual or threatened claim, action, suit or proceeding, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which such person may be involved (subject to certain limitations in the case of actions by such person against the Corporation) by reason of such person being or having been a director or officer of the Corporation or serving or having served at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another entity. The Articles also give to indemnitees the right to have their expenses in defending such actions paid in advance by the Corporation, subject to any obligation imposed by law or otherwise to reimburse the Corporation in certain events. The Corporation has entered into an indemnity agreement (the "Indemnity Agreement") with each director and certain of its officers which provides a contractual right to indemnification against such expenses and liabilities (subject to certain limitations and exceptions) and a contractual right to advancement of expenses and contains additional provisions regarding determination of entitlement, defense of claims, rights of contribution and other matters.

     The Pennsylvania Business Corporation Law permits a corporation to indemnify its directors and officers, and to pay their expenses in advance, subject to certain limitations and exceptions. The specific indemnity provisions, which are by their terms not intended to be exclusive, are, in general, not as broad as the provisions of the Articles and the Indemnity Agreement, however, one provision would preclude indemnification in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, and another provision requires that advances of expenses may be made by a corporation only upon receipt of an undertaking to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

     The Corporation has purchased liability insurance policies covering its directors and officers to insure against claims arising out of certain alleged wrongful acts on the part of such directors and officers and against claims arising out of certain alleged breaches of fiduciary duty under the Employee Retirement Income Security Act of 1974 on the part of such directors and officers.

     Article Seventh of the Articles and Article Two of the Corporation's By-Laws, as amended, both adopted by the shareholders of the Corporation at their annual meeting on April 20, 1987, further provide that, to the fullest extent that the laws of Pennsylvania, as in effect on January 27, 1987 or as thereafter amended, permit elimination or limitation of the liability of directors, no director of the Corporation shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. The Pennsylvania Business Corporation Law provides that whenever the by-laws of a corporation by a vote of the shareholders so provide, a director shall not be personally liable for monetary damages as such for any action taken, or failure to take any action, unless (i) the director has breached or failed to perform the duties of his office under the standard of care and justifiable reliance specified in the Act and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions do not apply to (i) responsibility or liability of a director pursuant to any criminal statute or (ii) the liability of a director for payment of taxes.

ITEM 16.  EXHIBITS

     The following exhibits are filed herewith or incorporated herein as part of this Registration Statement:

NUMBER                                       DESCRIPTION
- ------                                       -----------
  4.1     Mellon Bank Corporation's Restated Articles of Incorporation, as amended and restated on September 2, 1993
  4.2     Statement Affecting Series B Preferred Stock, $1.00 Par Value, as filed on
          December 10, 1993
  4.3     Statement Affecting Series D Preferred Stock, $1.00 Par Value, as filed on January
          9, 1995
  4.4     Statement Affecting Series H Preferred Stock, $1.00 Par Value, as filed on March
          2, 1995
  4.5     Form of Common Stock Certificate
  4.6     Mellon Bank Corporation's Shareholder Protection Rights Agreement and Form of
          Rights Certificate
  5.1     Opinion of James M. Gockley, Esq., as to the legality of the Common Stock being registered
 23.1     Consent of James M. Gockley, Esq. (included in Exhibit 5.1)
 23.2     Consent of KPMG Peat Marwick LLP
 24.1     Power of Attorney

ITEM 17.  UNDERTAKINGS

  (a) Rule 415 Offering.

     The undersigned Corporation hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) Filings Incorporating Subsequent Exchange Act Documents by Reference.

     The undersigned Corporation hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Corporation's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Acceleration of Effectiveness.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Corporation pursuant to the provisions described in Item 15 above, or otherwise, the Corporation has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Corporation of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

                           MELLON BANK CORPORATION

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, MELLON BANK CORPORATION CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PITTSBURGH, COMMONWEALTH OF PENNSYLVANIA, ON THE 31ST DAY OF MAY, 1995.

                                        MELLON BANK CORPORATION

                                        BY    /S/ FRANK V. CAHOUET
                                          ----------------------------
                                                 Frank V. Cahouet
                                              Chairman, President and
                                              Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 31ST DAY OF MAY, 1995.

                                                    /s/ STEVEN G. ELLIOTT
                                             ----------------------------------
                                                      Steven G. Elliott
                                                 Principal Financial Officer
                                              and Principal Accounting Officer

BURTON C. BORGELT, Director; CAROL R. BROWN, Director; FRANK V. CAHOUET, Director and Principal Executive Officer; J.W. CONNOLLY, Director; CHARLES A. CORRY, Director; C. FREDERICK FETTEROLF, Director; IRA J. GUMBERG, Director; PEMBERTON HUTCHINSON, Director; ROTAN E. LEE, Director; ANDREW W. MATHIESON, Director; EDWARD J. McANIFF, Director; ROBERT MEHRABIAN, Director; SEWARD PROSSER MELLON, Director; DAVID S. SHAPIRA, Director; W. KEITH SMITH, Director; HOWARD STEIN, Director; JOAB L. THOMAS, Director; WESLEY W. von SCHACK, Director; WILLIAM J. YOUNG, Director.

                                        BY    /S/ JAMES M. GOCKLEY
                                          ----------------------------
                                                    James M. Gockley
                                                    Attorney-in-fact

                                 EXHIBIT INDEX

    NUMBER                       DESCRIPTION                              METHOD OF FILING
    ------                       -----------                              ----------------
      4.1     Mellon Bank Corporation's Restated Articles of          Previously filed as
              Incorporation, as amended and restated on September     Exhibit 3.1 to Quarterly
              2, 1993                                                 Report on Form 10-Q for
                                                                      the quarter ended
                                                                      September 30, 1993, and
                                                                      incorporated herein by
                                                                      reference

      4.2     Statement affecting Series B Preferred Stock, $1.00     Previously filed as
              Par Value, as filed December 10, 1993                   Exhibit 3.2 to Annual
                                                                      Report on Form 10-K for
                                                                      the year ended December
                                                                      31, 1993 and incorporated
                                                                      herein by reference

      4.3     Statement Affecting Series D Preferred Stock, $1.00     Previously filed as
              Par Value, as filed on January 9, 1995                  Exhibit 3.3 to Annual
                                                                      Report on Form 10-K for
                                                                      the year ended December
                                                                      31, 1994 and incorporated
                                                                      herein by reference

      4.4     Statement Affecting Series H Preferred Stock, $1.00     Previously filed as
              Par Value, as filed on March 2, 1995                    Exhibit 3.1 to Quarterly
                                                                      Report on Form 10-Q for
                                                                      the quarter ended March
                                                                      31, 1995, and
                                                                      incorporated herein by
                                                                      reference

      4.5     Form of Common Stock Certificate                        Previously filed as
                                                                      Exhibit 4.3 to
                                                                      Registration Statement on
                                                                      Form S-3 (No. 33-56228)
                                                                      dated December 22, 1992,
                                                                      and incorporated herein
                                                                      by reference

      4.6     Mellon Bank Corporation's Shareholder Protection        Previously filed as
              Rights Agreement and Form of Rights Certificate         Exhibit 1 to Form 8-A
                                                                      Registration Statement
                                                                      dated August 15, 1989,
                                                                      and incorporated herein
                                                                      by reference

      5.1     Opinion of James M. Gockley, Esq., as to the legality   Filed herewith
              of the Common Stock
     23.1     Consent of James M. Gockley, Esq. (included in          Filed herewith
              Exhibit 5.1)
     23.2     Consent of KPMG Peat Marwick LLP                        Filed herewith
     24.1     Power of Attorney                                       Filed herewith
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